SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 1, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, June 1, 2004

CPR INTRODUCES NEW FUEL SURCHARGE PROGRAM
Faster response to price fluctuations in volatile fuel market

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced it has implemented a new fuel surcharge program. The program enables the railway to adjust its rates more quickly as fuel prices move up and down in today’s volatile market. It also provides customers with surcharges that are more closely tied to current fuel prices.

The new surcharge program, effective today, will be based on the monthly average price of West Texas Intermediate (WTI) crude oil, instead of a quarterly average WTI price. Once the previous calendar month’s average WTI price has been calculated, customers will have the current month to convert their payment systems to account for a rate adjustment. The surcharge will flow through to customers in the following month.

The fuel surcharge will be 2 per cent of the freight charge when the WTI monthly average price reaches US$24 per barrel, and will be 4% of the freight charge when the WTI reaches US$27 per barrel. It will increase by 0.4 per cent for each additional $1 in the WTI above US$27. The surcharge will be reversed based on the same thresholds to reflect reductions in the WTI monthly average price.

CPR’s fuel surcharge program applies to published tariff rates, new rate quotations and contracts renewals.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca